Archeopark Pavlov, Czech Republic Jaime Elizondo President CEMEX Europe Exhibit 6

These presentations contain forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de C.V. and its direct and indirect subsidiaries (“CEMEX”) intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CEMEX or its subsidiaries, include the cyclical activity of the construction sector; CEMEX’s exposure to other sectors that impact CEMEX’s business, such as but not limited to the energy sector; competition; general political, economic and of anti-trust laws and as such, among business conditions in the markets in which CEMEX operates or that affects our operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CEMEX’s ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; the impact of CEMEX’s below investment grade debt rating on CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from CEMEX’s cost-reduction initiatives and implement CEMEX’s global pricing initiatives for CEMEX’s products; the increasing reliance on information technology infrastructure for CEMEX’s invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in these presentations is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by CEMEX, S.A.B. de C.V. with the U.S. Securities and Exchange Commission. CEMEX assumes no obligation to update or correct the information contained in these presentations. CEMEX acts in strict compliance of antitrust laws and as such, among other measures, maintains an independent pricing policy that has been independently developed and its core element is to price CEMEX’s products and services based upon their quality and characteristics as well as their value to CEMEX’s customers. CEMEX does not accept any communications or agreements of any type with competitors regarding the determination of CEMEX’s prices for CEMEX’s products and services. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products.. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS. Copyright CEMEX, S.A.B. de C.V. and its subsidiaries.

Diversified and attractive European portfolio 12% 9% 11% 12% 9% 5% 41% 9% 28% 15% 48% 9% 48% 15% 28%

EBITDA Variation ($ M) Solid operational performance offset by energy costs and geographic mix Var. cost & dist. 2016 Fixed cost & other 2017 Like-to-like FX 2017

1) Domestic gray cement Strong recovery driven by Continental Europe Cement(1) (M tons) ‘16 ‘17 11.1 10.3 8% Ready-mix (M m3) 16.6 ‘16 16 ‘17 4% Aggregates (M tons) ‘16 ‘17 57.3 59.1 3%

1) Domestic gray cement consumption (Ready-mix for France) Source: CEMEX estimates Sustainable demand growth Demand Growth CAGR 2017 – 2022(1) Limited growth (0% to 2%) Significant growth (>5%) Moderate growth (2% to 5%)

Government commitment to infrastructure is a reality Pelješac bridge €282 million (2018-2021) National Productivity Investment Fund ₤11 billion in 4 years €26 billion in 15 years (x2 Metro Network) Federal Transport Infrastructure Plan €270 billion (2017-2030) €26 billion (2030) €5.8 billion (2025) €82 billion (2014-2020) ₤13.4 billion (2017-2021) €4.5 billion (2018-2025) €2 billion (2019-2023) €4.6 billion (2014-2020)

1) Housing starts. GFCF dwellings in Germany Source: Eurostat, ECB, National Sources and CEMEX estimates Housing: Strong, wherever you look LAT SPA CRO FRA GER POL CZE 2017 Housing growth(1) (YoY %)

Europe is awakening Political stability and more conviction surrounding EU Housing deficit augmented by refugee flows Large infrastructure programs announced Economic growth returning to Continental Europe Favorable credit conditions

Volume recovery paving the way for higher profitability initiatives Cement(1) ($/ton) ‘16 ‘17 73.4 73.6 0% Ready-mix ($/m3) ‘16 93.7 ‘17 91.1 3% Aggregates ($/ton) 12.3 ‘16 ‘17 12.3 1% 1) Data considers FOB prices

1) Source: Cembureau – Europe Cement Industry average Alternative Fuels Substitution (%) Continue to deliver value from alternative fuels strategy EU aspirational avg. 2050(1) ~$70 M savings from using alternative fuels vs. fossil fuels in 2017 2017 Alternative Fuels Substitution (%) 2017 Fuels Mix (%) 50% 21% 28% 1%

1) Real production divided by proven capacity Focused on optimizing our operations 84% 89% + 5pp Kiln Operational Efficiency(1) (%)

Working capital numbers speak for themselves Working Capital (Average Days) Unlocked ~$45 M in average working capital during 2017

What you should expect from us Achieve and sustain Zero for Life Recovering input cost inflation Cost optimization culture Energy savings through operational efficiency and greener fuel mix Higher profitability